Exhibit 4.75

English Translation

LONG-TERM SALES CONTRACT

Contract No. XS320070085
Execution Place: Nanjing
Execution Date: November 28, 2007

Buyer: CEEG (Shanghai) Solar Science and Technology Co., Ltd.
Add.: 4H, Hongqiao Business Mansion, No. 2272, Hongqiao Road, Shanghai
Legal representative: Zhifang Cai
Tel: 021-57850711	Fax: 021-57850700
Seller: CEEG (Nanjing) PV-Tech Co., Ltd. (Seal)
Add.: 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing
Tel: 025-52766714	Fax: 025-52766767

The Buyer and the Seller enter into and abide by this agreement on the following stipulations:

1. Product

Monocrystalline solar cell modules

Name of goods	Specs & parameters	Qty.	Unit	Price/Wp (tax included)	Total amount
Monocrystalline silicon solar cell module	175Wp-72	965	Piece	32.3/Wp	5,454,662.50

Total					5,454,662.50

Grand total (in words): RMB five million four hundred and fifty-four thousand six hundred and sixty-two yuan five jiao

Remarks: another list may be used if this list is not enough.

2. Quality requirements and technical standards

a. Peak watts of module: 175Wp (+/-3%)

b. Module dimensions: 1580*808*50 (MM)

c. Module terminal box: the port terminal of terminal box shall imitate MC4. No product origin identification on terminal box and cable.

The physical parameters of module are as follows:

Module model	BS-175-5M4.1

Standard power	175W

Type of cell	Monocrystalline silicon

Number of cells	72PCs

Cell conversion rate (%)	≥16.25%

Cell specs (mm)	125*125

Best working voltage (V)	35.3V

Best working current (A)	4.96A

Open-circuit voltage (V)	44.5V

Short-circuit current (A)	5.34A

System’s maximum voltage (V)	1000V(DC)

Module length (mm)	1580

Module width (mm)	808

Module thickness (mm)	50

Net weight of module (kg)	16KG

Type of frame	45[0] chamfer aluminum alloy frame

Power guarantee	Within 10 years, the minimum peak value of photovoltaic modules is above 90%; within 25 years, the minimum peak value of photovoltaic modules is above 80%.

Quality guarantee	Replacement in case of quality problem under normal use conditions within 2 years

Thickness of toughened glass (mm)	3.2

Number of bypass diodes	3

Requirement on type of terminal box	No sign of country of origin

Parameter of bypass diode	10A

Range of operating temperature	-40°C…… +85°C

3. Seller’s product quality warranty and warranty period: the Seller shall provide free-of-charge replacement and repair within 5 years after the Buyer inspects and accepts products and warrant that 10 years’ attenuation rate is not above 10%, 25 years’ attenuation rate is not above 20% and service life is not less than 25 years.

4. Method and time of settlement: the Buyer shall make full payment for the received goods by telegraphic transfer within 15 days of receiving the VAT invoice of such goods.

5. Packaging requirement: the Seller shall adopt neutral packaging for goods. Any information on country of origin shall not be indicated. The carton shall indicate commodity name, specs, quantity, gross and net weights, size and shipping mark. The Seller shall provide the packaging cartons suitable for sea transportation so as to meet sea transport requirements.

6. Time, place and means of delivery (picking up):

6.1 Place of delivery (picking up): Port of Shanghai

6.2 Time of delivery (picking up): November 23, 2007

7. Means and expenses of transport: the inland freight of transport to Port of Shanghai shall be borne by the Seller.

8. Quantity, quality inspection and objection: the Buyer shall complete quality inspection according to the standards specified in this Contract within fifteen days of picking up goods. If quality problems are found, the Buyer shall raise a written objection to the Seller within fifteen days thereafter. Where the Buyer does not raise any quality objection within thirty days of picking up goods, it shall be deemed that the Buyer accepts the quality of the products supplied by the Seller. In case of any quantity objection, the Buyer shall notify the Seller within seven days of picking up goods.

If the result of the inspection made by a third-party inspection institution acceptable to both parties shows or the Seller acknowledges that the Seller’s products have quality problems, the Seller will provide additional goods in the actual quantity and the Buyer shall return the defective products.

9. Transfer of Contract

Neither party may, without written consent of the other party, transfer all or part of rights or obligations to the third party.

10. Confidentiality

The parties hereto and their employees, agents, representatives and counsel shall treat the terms and conditions under this Contract and any its supplementary agreements as business secrets and shall not disclose the information to any third party unless upon consent of the other party. Otherwise, the defaulting party shall compensate as much as twice of the direct or indirect losses of the other party.

11. Force Majeure

If any party is unable to perform its contractual liabilities due to any force majeure event, the affected party shall notify the other party within 7 days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within 15 days upon the end of such events and could partially or wholly exempt from the liability in the light of the impact caused by force majeure. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be released from its liabilities.

12. Settlement of Disputes

All disputes arising from the validity, performance and interpretation of this Contract shall be settled through consultation by both parties. In case no settlement can be reached through consultation, both parties agree that the dispute shall be submitted to the People’s court of jurisdiction where the Buyer is located. The relevant expenses (including legal cost, travel expenses, notary fees, cost of adducing evidence, arbitration fees and so on) shall be borne by the losing party.

13. Effectiveness and Miscellaneous

This Contract shall come into effect upon signature and seal of the parties. If the Contract has more than one page, then each page should be sealed on the perforation. This Contract shall be executed in two counterparts with same legal effect, with each of the parties hereto holding one. Both parties shall send the original copy to the other within 3 working days after execution. The copy delivered through telefax shall be as valid as the original. Any matters not covered in this Contract shall be mutually negotiated by both parties and be set forth in the supplementary agreements, which have the same legal effect as this Contract.

Party A:	Party B:
CEEG (Nanjing) PV-Tech Co., Ltd. (Seal)	Company Name: CEEG (Shanghai) Solar Science and Technology Co., Ltd. (Seal)
Entrust Agent:	Entrust Agent:

Execution Date:	Execution Date:

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